Eaton & Van Winkle LLP
3 Park Avenue, 16th Fl.
New York, NY 10016

Vincent J. McGill	Direct Dial: (212) 561-3604
Partner	Email: VMcGill@EVW.com

March 13, 2012

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: Target Acquisitions I, Inc.
Form 8-K/A
Filed January 6, 2012
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed May 10, 2011
File No. 000-53328

Dear Mr. Reynolds:

On behalf of our client, Target Acquisitions I, Inc., a Delaware corporation (the “Company”), I am submitting this letter in response to the Staff’s letter of comment dated January 25, 2012 on the Company’s Current Report on Form 8-K/A (Amendment No.2) filed on January 6, 2012 with respect to the acquisition of China Real Fortune Mining Limited.

Our responses below have been numbered to correspond to the Staff’s comments.  An amendment to the Form 8-K which responds to the Staff’s comments, together with a letter from the Company acknowledging responsibility for its filings under the Securities Exchange Act, have been filed contemporaneously with this letter.

Form 8-K/A Filed October 6, 2011

General

1. We note that you disclose your tons of concentrate produced and your tons of concentrate sold. In an appropriate location of your filing please disclose the tons of iron ore processed to produce your concentrate, your plant recovery rate, and your plant utilization pursuant to the Instructions to Item 102 of Regulation S-K.

Response: The requested disclosure has been included under the subheading “Our Production Facilities” under the “Description of Business” and in the “Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

Description of Business, page 2
Business Overview, page 2

2. We reissue comment two in our letter dated November 2, 2011. We continue to note the disclosure on page three that the VIE structure was chosen to “avoid any question” as to whether China Jinxin would be subject to the M&A Rules. However, the disclosure immediately before this statement is that the application of these rules remains unclear with no consensus as to the scope and applicability to various transactions, including VIE agreements. In addition, we note the first risk factor on page 38. Please reconcile the disclosure or explain how the VIE structure allows you to avoid any question as to whether China Jinxin is subject to these rules.

Response:  The disclosure on pages 2/3 has been revised to reflect that the shareholders of China Jinxin elected to use the VIE structure because they believed it would not require prior approval pursuant to the M&A Rules.  The Company believes there is no need to reconcile this disclosure with the Risk Factor or the disclosure immediately preceding this statement.  Both the Risk Factor and the disclosure are intended to advise the reader that interpretations of the M& A Rules by Chinese authorities are fluid and although the shareholders believe they are correct, there is no certainty that the M&A Rules may not be amended or future interpretations thereof may not be adverse to them in the future.

3. We partially reissue comment seven in our letter dated November 2, 2011. Please revise to provide a more detailed description of all of the material terms of these VIE agreements.

Response:  Additional disclosure has been added.  The Company believes all the material terms of the VIE Agreements have been disclosed.

4. We note that the shareholders of China Jinxin entered into the VIE Agreements, whereby these shareholders gave up their control of China Jinxin to China Tongda. Please clearly disclose any consideration, direct or indirect received by these shareholders for giving up control of China Jinxin. This would also cover those sales after the VIE agreements from shareholders of China Jinxin to shareholders of Target Acquisitions I. Also, clarify whether Ms. Liu also sold shares in Target Acquisition when she sold the shares in China Jinxin.

Response:  We have been advised by the Company that any consideration received by the shareholders of China Jinxin was for their shares and not as an inducement to enter the VIE Agreements.  The shareholders of China Jinxin (and their respective percentage of ownership) prior to execution and delivery of the VIE Agreements are disclosed in the section captioned “Certain Relationships and Related Transactions….”  We have been advised by the Company that there were no transfers of equity interests in China Jinxin by Ms. Liu subsequent to the execution and delivery of the VIE Agreements; however, the equity interests of the owners of China Jinxin did not correspond to the equity interests in Real Fortune Mining BVI at the time of the share exchange with Target Acquisitions.

Our Industry, page 6
Introduction to iron ore, page 6

5. We note your response to comment 10 in our letter dated November 2, 2011 and we reissue the comment in part. Please clearly disclose the source(s) of information throughout the Form 8-K, including any graphs or charts. In addition, please disclose website addresses or citations to the publications for all third-party information. Please provide us supplementally with copies of the source materials. Please clarify the source of the report attached as an exhibit to your letter.

Response:  The charts and graphs have been clearly marked and the sources of other information have been disclosed.  In addition, web addresses or third party citations have been included.  We have included as a supplement to this letter an excerpt from a prospectus filed by Newton Resources Ltd., which is the source of the references to the Hatch Report and other materials referenced in the amendment to the Company’s Form 8-K.  The prospectus is available at www.newton-resources.com/html/ir_prospectus.php

Risk Factors, page 26

6. We reissue comment 29 in our letter dated November 2, 2011. Please clarify the reference to your steel production business. We continue to note the reference on page 38.

Response:  The reference to steel production on page 38 has been deleted.

7. We also note the disclosure on page 15 that the ore from the Zhuolu Mine you are currently mining and processing exceeds what you are permitted to mine and that you have not been granted mining rights. Please add a separate risk factor. Also, in the business section discuss how you are able to mine and process this ore without the mining rights. Clearly disclose when you exceeded those rights and discuss in greater detail the “various potential liabilities” that may result. Also discuss the steps the company is taking to obtain the proper permits and rights.

Response:  The separate risk factor has been added.  Discussion has been added under the headings “Our Products” and “Mining Rights” to disclose the balance of the information requested by this comment.

8. Based on your responses to comments 21-26 in our letter dated November 2, 2011 regarding the preparation of your financial statements and management’s assessment of your internal control over financial reporting, please revise your risk factors that describe those factors that impact your ability to prepare financial statements and maintain your books and records in U.S. GAAP. These factors would include the fact that your books and records are maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP do not have knowledge of and professional experience with U.S. GAAP and SEC rules and regulations. In addition, please confirm to us that you will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K, as applicable.

Response:  The requested disclosure has been added to the risk factors and the Company has directed us to confirm that it will evaluate the factors you mentioned, among others, in concluding on the effectiveness of its effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K, as applicable.

MD&A, page 42

9. We reissue comment 30 in our letter dated November 2, 2011. The Management’s Discussion and Analysis section is one of the most critical aspects of your disclosure. Therefore, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

Response:  The MD&A has been revised in response to this comment.

10. Please reconcile the disclosure on page 43 that “to date, pursuant to temporary licenses granted by the agencies of the local government we have been able to obtain sufficient quantities of ore to operate our facility at full capacity” with the disclosure on page 15 that “the ore from the Zhuolu Mine we are currently mining and processing exceeds what we were permitted to mine and we have not been granted mining rights.”

Response:  The disclosure on page 43 has been revised.

Results of Operations, page 43

Sales, page 43

11. We note your response to comment 32 in our letter dated November 2, 2011. Please consider disclosing your response.

Response:  The substance of the discussion contained in the response has been disclosed under the subheading “Mining Rights” in the “Description of Business.”

Liquidity and Capital Resources, page 45

12. We note your additional disclosure in response to our comment 35 in our letter dated November 2, 2011. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise your disclosure to discuss the capital resources needed to execute your business plan, fund planned capital expenditures and satisfy your obligations over the next year. In addition, ensure you explicitly clarify the ramifications on your operations if such plans are not realized.

Response:  The discussion of capital resources has been revised in response to this comment.

13. We note your response to comment 36 in our letter dated November 2, 2011. However, we do not see the credit agreements filed as exhibits. Please file the agreements or advise.

Response:  The credit agreements have been filed as Exhibits 10.9 and 10.10 to this amendment.

Certain Relationships and Related Transactions, and Director Independence, page 53

14. We note your response to comment 43 in our letter dated November 2, 2011. Please disclose the information contained in your response. In addition, provide clear disclosure of their specific interests in these transactions, such as the shares received, salaries earned, etc.

Response:  The disclosure has been revised in response to this comment.

Recent Sales of Unregistered Securities, page 59

15. We note your response to comment 48 in our letter dated November 2, 2011 and we reissue it in part. Please identify the former shareholders of China Real Fortune Mining Limited.

Response:  The former shareholders of China Real Fortune Mining Limited have been named in response to this comment.

Financial Statements as of and for the Years Ended December 31, 2010 and 2009

Note 9 – Asset Retirement Cost and Obligation

16. We reviewed your response to comment 50 in our letter dated November 2, 2011. Your response based your position on “substance over form” and did not provide an analysis of the applicable authoritative literature. As such, the comment will be partially reissued. Considering you do not have a right to mine the Zhuolu Mine and have not capitalized a mining right asset related to such right, please provide us with your basis under FASB ASC 410-20-25-5 for capitalizing asset retirement costs for which there is no related asset. Please tell us the nature of the related obligations (e.g. mine closure/reclamation, slurry pond remediation, processing facility deconstruction, environmental monitoring, etc…).

Response:  Although the Company does not yet have a right to mine the Zhoulu Mine and thus has not capitalized a mining right asset related to such right, it believes that its activities to date obligate it to perform remedial activities at the time mining stops. Per FASB ASC 410-20-25-4, an entity shall recognize the fair value of a liability for an asset retirement obligation in the period which it is incurred if a reasonable estimate of fair value can be made. Normally, a company is considered to incur an obligation to remediate a mining operation at the time development of the mine commences or construction begins for support facilities, refuse areas and slurry ponds. As noted, the Company believes it is probable that a remediation liability has been incurred as a result of its activities to date, thus, in accordance with ASC 450-25-2 a liability should be recorded. The Company believes that it will obtain the mining rights to the Zhuolu Mine or will be permitted to excavate ore at the Mine until such rights are granted to a third party. Thus, since the time over which the anticipated liability should be amortized cannot be readily determined, the Company believes it is appropriate to amortize the cost over the anticipated life of the mine. Since this relates to a liability benefiting current and future years, an asset has been recognized. The Company believes this is the only logical way to account for its future obligation. The Company believes ownership of an asset is irrelevant to the issue of whether a liability and a related asset should be recorded. The Company is currently extracting the ore and selling the refined iron, therefore, the Company will be obligated to comply with the local environmental regulations.

Per FASB ASC 410-20-25-5, upon initial recognition of a liability for as asset retirement obligation, an entity shall capitalize an asset retirement cost by increasing the carry amount of the related long-lived asset by the same amount as the liability.  Accordingly, the Company has capitalized an amount equal to the asset retirement costs though a related asset does not yet exist.

For the benefit of the Staff, the remedial obligations include environmental restoration and mine closure. The restoration plan includes three stages of environmental restoration and a final stage of closure of the mine. Below is the summary and goal of each stage:

Implementation period	Management Goals	Planning / working content
Phase I	Remedy the adverse impact to ecological environment occurred from construction of mine for production, in order to mitigate soil erosion.	The road	Finish road construction task, macadamize the road, finish greening both sides of the road for arbor, Chinese pine etc.
		The mining site	Finish greening task around the site, shrub, lespedeza, sea-buckthorn, spacing 0.5 meters.
		Solid waste yard	Finish new construction of dam body, and conduct side slope construction
Phase II	Recover the destruction of vegetation; recover vegetation in order to get vegetation coverage to the level before mining. And recover the solid waste yard with vegetation recovery.	Solid waste yard at mine site	Finish greening task, shrub, lespedeza, sea-buckthorn, spacing 0.5 meters; plant mountain grass, elymus villifer etc.
Phase III	Continue recovering destruction of vegetation; recover vegetation to get to the level before mining. And recover the solid waste yard with vegetation recovery.	Solid waste yard at mine site	Finish greening task, shrub, lespedeza, sea-buckthorn, spacing 0.5 meters; plant mountain grass, elymus villifer etc.
Closing the mine	Recover vegetation in order for vegetation coverage gets to the level before mine site construction for mining.	Solid waste yard of mine lot	Finish greening task, shrub, lespedeza, sea-buckthorn.
Total

The Company believes that it is not appropriate to disclose specifics of the remediation plan inasmuch as the actual plan eventually put in place may be different from that envisioned today.

Note 12 – Income Taxes

17. We note from your response to comment 51 in our letter dated November 2, 2011 that your sole deferred tax position relates to the amortization of your asset retirement cost. Please confirm to us that the PRC income tax basis and the U.S. GAAP reporting basis have substantially the same recognition and measurement criteria for all of your other profits, losses, assets and liabilities, including intangible assets, property and equipment.

Response:  The Company confirms, that as of now, its only deferred tax items is the amortization of its asset retirement cost; PRC income tax basis and the US GAAP reporting basis have substantially the same recognition and measurement criteria for all of its other profits, losses, assets and liabilities, including intangible assets and fixed assets.

Note 15 – Commitment and Contingencies

18. We note your disclosure on page 43 that you have extracted ore from the Zhuolu Mine, but do not have the right to do so. You also state that you can be subjected to various fines and penalties for your actions. Please revise to provide disclosure pursuant to FASB ASC 450 or tell us why such disclosure is not required.

Response:  The Company has revised Note 15 on Commitments and Contingencies to disclose the possible penalties and fines for extracting ore from the Zhuolu Mine in the absence of the right to do so in response to this comment.

Interim Financial Statements for Fiscal Quarter Ended September 30, 2011

Consolidated Statement of Cash Flows

19. We note from your response to comment 55 in our letter dated November 2, 2011 that advances from related parties were repaid from the proceeds of shareholders’ additional capital contribution made in 2011. Please tell us how the repayment of the advances was reflected in your statement of cash flows for the nine months ended September 30, 2011.

Response:  The Company has revised the cash flow statement to reflect the repayment of advances from related parties from the proceeds of shareholders’ additional capital contribution made in 2011.

Notes to Financial Statements

Note 1 – Organization and Description of Business

20. We note China Tongda, an indirect wholly-owned subsidiary of Real Fortune BVI, entered into contractual arrangements to control China Jinxin in May 2011. Please provide us with the ownership of both China Tongda and Real Fortune BVI immediately prior to the execution of such agreements.

Response:  The portion of Note 1 captioned “Organization and Description of Business” has been revised to state the ownership of China Tongda and Real Fortune BVI immediately prior to the execution of the VIE Agreements in response to this comment.

21. Please expand your discussion here to clarify how your current corporate structure came to existence. Please ensure your disclosure clarifies the timing and nature of each transaction, the consideration exchanged how you accounted for each transaction, as well as any common ownership between the legal acquirer and acquiree.

Response:   The Company has revised the discussion under that portion of Note 1 captioned “Organization and Description of Business” to clarify how its current corporate structure came into existence in response to this comment.

Exhibits

22. We partially reissue comment 56 in our letter dated November 2, 2011. We note that you did not re-file the share exchange agreement. Please file the actual executed agreement.

Response:  The share exchange agreement has been filed.

23. We note your response to comment 57 in our letter dated November 2, 2011 and we reissue it. Please file all material exhibits, schedules and/or attachments to the share exchange agreement. This would appear to include Table 1, the Company Schedule of material contracts, and Schedule 8.01.

Response:  The exhibits, schedules and attachments deemed material by the Company have been filed as an exhibit to the amendment.

24. We reissue comment 58 in our letter dated November 2, 2011. Please file exhibit 10.3 in its entirety. We note it is missing exhibits, schedules and/or attachments.

Response:  Although sections 13.1 (“Entire Agreement”) and 13.4 (“Construction”) of the Exclusive Purchase Agreements refer to exhibits and schedules, we are not aware of any schedules, exhibits or other attachments to that agreement. We believe that that agreement has been filed in its entirety by each of the shareholders of China Jinxin.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Item 5 – Other Information

China Real Fortune Mining Limited Financial Statements

25. We note you included pre-acquisition financial statements of China Real Fortune Mining Limited. Please note that these financial statements and related discussion are not required to be provided in this Form 10-Q, as the transaction occurred subsequent to period end. As such, please revise to remove such financial statements and related discussion or revise such financial statements to conform to applicable changes made as a result of our comments above.

Response:  Contemporaneously with the filing of the amendment to the Form 8-K/A, we have  filed an amendment to the Company’s Form 10-Q for the nine months ended September 30, 2011 removing the referenced financial statements.

Please direct any comments you may have to me at the number set forth above, or in my absence to Mark Orenstein at 212 561-3638, or by fax at 212 779-9928.

Very truly yours,

/s/ Vincent J. McGill
Vincent J. McGill

cc: James Giugliano
      Brian K. Bhandari
      Ronald Alper
      Pamela Howell